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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 5, 2004

File Nos. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

DPL INC. 1065 Woodman Drive Dayton, Ohio 45432
(Name of companies filing this statement and addresses of principal executive offices)
None
(Name of top registered holding company parent of each applicant or declarant)
James V. Mahoney	Miggie E. Cramblit
President and Chief Executive Officer	Vice President and General Counsel
DPL Inc.	DPL Inc.
1065 Woodman Drive Dayton, Ohio Telephone: 937-259-7201	1065 Woodman Drive Dayton, Ohio Telephone: 937-259-7214
Facsimile: 937-259-7386	Facsimile: 937-259-7386
jim.mahoney@dplinc.com	miggie.cramblit@dplinc.com
(Names and addresses of agents for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
William J. Harmon	Dennis J. Block
Michael G. Strohmeier	Cadwalader, Wickersham & Taft LLP
Jones Day	100 Maiden Lane
77 West Wacker	New York, NY 10038
Chicago, IL 60601-1692 Telephone: 312-782-3939 Facsimile: 312-782-8585 wjharmon@jonesday.com mgstrohmeier@jonesday.com	Telephone: 212-504-6000 Facsimile: 212-504-6666 dennis.block@cwt.com

i

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION

  A.
  Introduction and General Request

        In this application-declaration (this "Application"), DPL Inc., an Ohio corporation ("DPL"), requests an order of exemption pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act") from all provisions of the Act and the Rules thereunder, other than Section 9(a)(2) of the Act.

  B.
  Description of the Parties

  (1)
  DPL Inc.

        DPL, organized in September 16, 1985, is an Ohio holding company not actively engaged in any business other than holding of all of the issued and outstanding common shares of its subsidiaries. Principal subsidiaries, all of which are wholly-owned, include:

  •
  The Dayton Power and Light Company ("DP&L"), a regulated public utility company operating in Ohio;

  •
  DPL Energy, LLC ("DPLE"), which owns and operates peaking generating facilities;

  •
  MVE, Inc. ("MVE"), which provides financial support services to DPL and its subsidiaries and is primarily responsible for the management of DPL's financial asset portfolio;

  •
  Plaza Building, Inc. ("Plaza"), which owns all the capital stock of MVE; and

  •
  Miami Valley Insurance Company ("MVIC"), a captive insurance company for DPL and its subsidiaries.

        The foregoing companies and other direct and indirect subsidiaries are further described below (collectively, the "Subsidiaries"). All of the Subsidiaries, other than DP&L, are non-utility subsidiaries of DPL (the "Non-Utility Subsidiaries") under the Act. Except as otherwise indicated below, all of the Subsidiaries have their principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432.

  (2)
  The Dayton Power and Light Company

        DP&L, an Ohio utility corporation organized in 1911, is engaged in the business of generating and selling electric energy to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. Electricity for DP&L's 24 county service area is primarily generated at eight coal-fired power plants and is distributed to more than 500,000 retail customers. Principal industries served include automotive, food processing, paper, plastic manufacturing, and defense. DP&L has no retail electric customers located outside of the state of Ohio.

        DP&L sold its natural gas retail distribution assets and certain liabilities on October 31, 2000. DP&L no longer engages in any natural gas retail distribution business.

        (a)    DP&L Generating Facilities

        DP&L's present summer generating capacity is approximately 3,269 MW. Of this capacity, approximately 2,834 MW or 87% is derived from coal-fired steam generating stations and the balance of approximately 435 MW or 13% consists of combustion turbine and diesel-powered peaking units. DP&L's all-time net peak load was 3,130 MW, occurring in 1999.

        Approximately 87% of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") and Columbus Southern Power Company ("CSP"). As tenants in common, each company owns a specified undivided share of each of these units, is entitled to its share of capacity and energy output, and has a capital and operating cost responsibility proportionate to its ownership share. DP&L's remaining steam generating capacity (approximately 365 MW) is derived from a generating station owned solely by DP&L.

        All of DP&L's solely or jointly owned generation facilities are located in Ohio, except for DP&L's 31% ownership interest in the East Bend Unit 2 facility located in Rabbit Hash, Kentucky. That unit is operated by CG&E. DP&L's portion of the output of East Bend Unit 2 is 186 MW and represents approximately 5.7% of DP&L's total generation capacity. The net book value of DP&L's interest in the East Bend Unit 2 facility is $71 million as of June 30, 2004 (or approximately 3.3% of the total book value of all of DP&L's net utility plant as of that date).

        In 2003, DP&L generated 99.8% of its electric output from coal-fired units and 0.2% from natural gas-fired units, which were used to meet peak demands.

        The following table sets forth DP&L's generating stations and where indicated, those stations which DP&L owns as tenants in common.

				Approximate Summer MW Rating
Station	Ownership*	Operating Company	Location	DPL Portion	Total
Coal Units
Hutchings	W	DP&L	Miamisburg, OH	365	365
Killen	C	DP&L	Wrightsville, OH	402	600
Stuart	C	DP&L	Aberdeen, OH	820	2,340
Conesville-Unit 4	C	CSP	Conesville, OH	129	780
Beckjord-Unit 6	C	CG&E	New Richmond, OH	207	414
Miami Fort-Units 7 & 8	C	CG&E	North Bend, OH	360	1,000
East Bend-Unit 2	C	CG&E	Rabbit Hash, KY	186	600
Zimmer	C	CG&E	Moscow, OH	365	1,300
Subtotal				2,834
Combustion Turbines or Diesel
Hutchings	W	DP&L	Miamisburg, OH	23	23
Yankee Street	W	DP&L	Centerville, OH	107	107
Monument	W	DP&L	Dayton, OH	12	12
Tait Diesels	W	DP&L	Dayton, OH	10	10
Sidney	W	DP&L	Sidney, OH	12	12
Tait Units 1-3	W	DP&L	Moraine, OH	256	256
Killen	C	DP&L	Wrightsville, OH	12	18
Stuart	C	DP&L	Aberdeen, OH	3	10
Subtotal				435
Total				3,269

  *W = Wholly-Owned
    C = Commonly-Owned

        (b)    DP&L's Other Utility Facilities

        DP&L, CG&E and CSP own as tenants in common, 884 circuit miles of 345 kV transmission lines. DP&L solely owns approximately 123 circuit miles of 345 kV, 380 circuit miles of 138 kV and 967 circuit miles of 69 kV of transmission lines and approximately 146 transmission and distribution substations. All of DP&L's solely or jointly owned transmission and distribution facilities are located in Ohio. DP&L receives power from East Bend Unit 2 through a transmission arrangement with a utility subsidiary of Cinergy Corp. That power is received by DP&L within DP&L's control area in Ohio.

        DP&L has three interconnections with utility subsidiaries of First Energy Inc., seven interconnections with utility subsidiaries of Cinergy Corp., ten interconnections with utility subsidiaries of American Electric Power Company, Inc. and one interconnection with Ohio Valley Electric Cooperative ("OVEC") for the purchase, sale and interchange of electricity. All of these interconnections are located in Ohio.

2

        On October 1, 2004, DP&L became fully integrated into the PJM Interconnection, L.L.C. ("PJM"), a regional transmission organization. PJM operates DP&L's interstate transmission facilities and dispatches DP&L's system generating resources.

        As the Commission has noted, "PJM exercises functional control, including centralized dispatch of generation, over a contiguous, interconnected electric transmission system that encompasses the operations of its members."1

        (c)    DP&L's Wholesale Business

        Like other utilities and energy marketers, DP&L may sell or purchase electric generating capacity on the wholesale market. DP&L competes with other generators, privately and municipally owned electric utilities and rural electric cooperatives when selling electricity. The ability of DP&L to sell this electricity will depend on how DP&L's price, terms and conditions compare to those of other suppliers. In addition, from time to time, DP&L may purchase power from other suppliers. These purchases may be affected by privately and municipally owned electric utilities and rural electric cooperatives, and other alternate fuel suppliers on the basis of price and service.

        DP&L purchases all of the output of the generating facilities owned by its non-regulated energy affiliate, DPLE, which is described in detail below.

        DP&L provides transmission and/or wholesale electric service to twelve municipal customers in its service territory, which distribute electricity within their incorporated limits, all of which is located in Ohio. DP&L also maintains an interconnection agreement with one municipality that has the capability to generate a portion of its energy requirements. Sales to these municipalities represented less than 1% of total electricity revenues in 2003.

Exelon Corporation, Holding Co. Act Release No. 35-27904 (October 28, 2004).

3

        (d)    DP&L Electric Operating Statistics

DP&L
Operating Statistics
Electric Operations

	Years Ended December 31,
	2003	2002	2001
Electric Sales (millions of kWh)
Residential	5,071	5,302	4,909
Commercial	3,699	3,710	3,618
Industrial	4,330	4,472	4,568
Other retail	1,409	1,405	1,369

Total retail	14,509	14,889	14,464
Wholesale	4,836	4,358	3,591

Total	19,345	19,247	18,055

Operating Revenues ($ in thousands)
Residential	$442,238	$463,197	$429,932
Commercial	243,474	259,496	255,149
Industrial	160,801	204,627	210,022
Other retail	94,697	95,463	92,992

Total retail	941,210	1,022,783	988,095
Wholesale	242,232	153,055	200,154

Total	$1,183,442	$1,175,838	$1,188,249

Electric Customers at End of Period
Residential	450,958	449,153	447,066
Commercial	47,253	47,400	46,815
Industrial	1,863	1,905	1,908
Other	6,322	6,304	6,318

Total	506,396	504,762	502,107

        (e)    Regulation of DP&L

        DP&L's sales to retail customers are subject to rate regulation by the Public Utility Commission of Ohio ("PUCO"). DP&L's wholesale electric rates to municipal corporations and other distributors of electric energy are subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act.

        Ohio law establishes the process for determining rates charged by public utilities. Regulation of rates encompasses the timing of applications, the effective date of rate increases, the cost basis upon which the rates are based and other related matters. Ohio law also established the Ohio Consumer's Counsel ("OCC"), which has the authority to represent residential consumers in state and federal judicial and administrative rate proceedings.

        Ohio legislation extends the jurisdiction of the PUCO to the records and accounts of certain public utility holding company systems, including DPL.2 The legislation extends the PUCO's supervisory powers to a holding company system's general condition and capitalization, among other matters, to the extent that they relate to the costs associated with the provision of public utility service.

See Ohio Rev. Code §4905.04.

4

        The PUCO has jurisdiction to approve all securities issuances by Ohio utilities, such as DP&L, including debt with a maturity of less than twelve months, with certain exceptions.3 DP&L has obtained necessary PUCO approval for its securities issuances.

        To protect the interests of utility consumers from the risks of improper cross-subsidization of non-utility subsidiaries, the PUCO relies on its general supervisory authority over Ohio public utilities and its ability to disallow for rate purposes costs charged to the public utility by its affiliate that are excessive.4 Under applicable law and regulation, DP&L and its affiliates must maintain, in accordance with generally accepted accounting principles and an applicable uniform system of accounts, books, records, and accounts that are separate from the books, records, and accounts of its affiliates.5

        Under Ohio law, there must be strict separation of financial affairs. For example, DP&L cannot guaranty the debt of any affiliate or have any other financial responsibility for the business of the affiliate without approval of the PUCO.6 DP&L has not entered into any guaranty or other arrangement to support the obligations of DPL or any of DPL's direct or indirect subsidiaries. Since at least 2001, DP&L has made no payment or distribution of cash or property to DPL or any of DPL's direct or indirect subsidiaries, other than dividends on its common stock paid to its parent, DPL.

        Finally, Ohio regulations include a code of conduct. Under this code, DP&L may not: give any proprietary business information to its affiliate; allow employees of its affiliate any access to information about the regulated utility's transmission or distribution system; disclose information received on a confidential basis from any other competitive supplier; give anti-competitive subsidies from its regulated business to any unregulated business or service; or treat nonaffiliated competitive suppliers unfairly or in a manner differently than it treats its own affiliate.7

        In furtherance of PUCO requirements, DP&L has adopted a cost allocation manual ("CAM"). Under the CAM, which was approved by the PUCO, the fully allocated cost of any services provided by DP&L to its affiliates is charged to such affiliate and DP&L is reimbursed for such cost. All such costs are distributed among service receiving affiliates, either through direct charges or allocations, based on a consistent method of determining cost causation from period to period so that reasonable cost attribution occurs.

        DP&L has historically operated in a rate-regulated environment providing electric generation and energy delivery, consisting of transmission and distribution services, as a single product to its retail customers. Prior to the legislation discussed below, DP&L did not have competitors in its service territory.

Ohio Rev. Code §4905.40; Ohio Rev. Code §4905.401.

Ohio Rev. Code § 4909.154.

5
Ohio Adm. Code § 4901:1-20-16 (G)(2).

6
Ohio Adm. Code § 4901:1-20-16 (G)(3). Based on DP&L's 4.9% investment in Ohio Valley Electric Cooperation, DP&L could be responsible for the repayment of 4.9%, or $14.9 million, of a $305 million debt obligation and also 4.9%, or $2.9 million, of a separate $60 million debt obligation, each of which matures in 2006. See Item 1. B. 2. (g), below.

7
Ohio Adm. Code § 4901:1-20-16 (G)(4). DP&L has similar obligations under applicable FERC regulations.

        In October 1999, legislation became effective in Ohio that gave electric utility customers a choice of energy providers beginning on January 1, 2001. Under this legislation, electric generation, power marketing, and power brokerage services supplied to retail customers in Ohio are deemed to be competitive and are not subject to supervision and regulation by the PUCO.

        As required by this legislation, DP&L filed its transition plan ("Electric Transition Plan") with the PUCO on December 20, 1999. DP&L received the PUCO approval of its plan on September 21, 2000. In September 2003, the PUCO issued an order extending DP&L's market development period through December 2005 and that continues DP&L's current rate structure and provides its retail customers with rate stability through 2008.

        On April 7, 2004, DPL received notice that the staff of the PUCO is conducting an investigation into the financial condition of DP&L as a result of the issues raised by a memorandum sent on March 10, 2004 by DPL's controller, Daniel Thobe (the "Thobe Memorandum") to W August Hillenbrand, the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"). On May 27, 2004, the PUCO ordered DP&L to file a plan of utility financial integrity that outlines the actions DPL has taken or will take to insulate DP&L utility operations and customers from its unregulated activities. DP&L must file this plan within 120 days of the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 Form 10-K") with the SEC. DPL and DP&L intend to comply with this order and to cooperate with the PUCO's continuing investigation.

        (f)    DP&L Subsidiaries

        DP&L has four wholly-owned subsidiaries: (i) DPL RTC Management Company ("RTC"), an Ohio corporation organized on June 25, 2001 that owns and manages regulatory transition fees; (ii) DPL GTC Management Company ("GTC"), an Ohio corporation organized on June 25, 2001 that owns and manages customer transition fees; (iii) DPL Finance Company, Inc. ("FIN"), a Delaware corporation organized on June 28, 2001 having its principal executive offices at 103 Foulk Road, Suite 243, Wilmington, Delaware 19803 that provides financing opportunities among affiliated companies; and (iv) DPL EM, LLC ("EM"), a Delaware limited liability company organized on September 26, 2001 that owns and manages utility emission credits.

        (g)    Investment in OVEC

        DP&L also has a 4.9% ownership in the OVEC. OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation ("IKEC"), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. Each of OVEC and IKEC is an electric utility company within the meaning of the Act.8 OVEC is currently owned by American Electric Power Company, Inc. ("AEP") (39.9%), Columbus Southern Power Company, a subsidiary of AEP (4.3%), Louisville Gas and Electric Company (4.9%), Kentucky Utilities Company (2.5%), Allegheny Energy, Inc. (12.5%),9 The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), DP&L (4.9%), Ohio Edison Company, a subsidiary of FirstEnergy Corp. (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and the Toledo Edison Company, also a subsidiary of FirstEnergy Corp. (4.0%). OVEC is not an "affiliate" or a "subsidiary company" of DP&L or DPL within the meaning of the Act.

8
See Ohio Valley Electric Corporation et al., Holding Co. Act Release No. 11578 (November 7, 1952) (Authorizing the formation of OVEC and IKEC).

9
On September 3, 2004, Allegheny Energy, Inc. filed an Application-Declaration with the Commission seeking approval to sell 9.0% of its direct ownership interest in OVEC to Buckeye Power Generating, LLC.

  (3)
  Non-Utility Subsidiaries

        (a)    DPL Energy, LLC ("DPLE")

        DPLE is an Ohio limited liability company organized on June 30, 2001, is engaged in the operation of peaking generation facilities and marketing of wholesale electric energy. On June 7, 2004, DPLE filed an application for determination of exempt wholesale generator ("EWG") status with the Federal Energy Regulatory Commission ("FERC") pursuant to section 32 of the Act that was approved on July 30, 2004.10 DPLE is a wholly-owned subsidiary of DPL. DPL's investment at June 30, 2004 in DPLE is $365.5 million.11

        DPLE operates and owns 100% of each of the following generating facilities:

Station	Location	Approximate Summer MW Rating
Greenville Units 1-4	Greenville, OH	200
Darby Station Units 1-6	Darby, OH	480
Montpelier Units 1-4	Montpelier, IN	200
Tait Units 4-7	Moraine, OH	320

        To date, DPLE has sold all of its output to DP&L. DPLE's revenues from such wholesale electric sales for the year ending December 31, 2003 were $4.8 million and for the nine-month period ending September 30, 2004 were $2.8 million. DPLE does not engage in separate marketing operations.

        (b)    MVE, Inc. ("MVE")

        MVE is an Ohio corporation organized on May 1, 1986 and is primarily responsible for the management of DPL's financial asset portfolio. MVE is responsible for the management of the financial asset portfolio to ensure that the energy business can meet its capital and liquidity needs.

        MVE's financial assets of $984.9 million at December 31, 2003 were comprised of both public and private debt and equity securities, and were diversified both in terms of geography and industry. Public securities comprised approximately 14% or $140.3 million of the portfolio at December 31, 2003, valued at current market price. Private securities approximated 86% of the portfolio or $844.6 million and are valued under either the cost or equity method. The public securities and the net distributions from the private securities are additional capital resources available to the DPL.

        Investment income for 2003 was comprised of $50.5 million from private securities under the cost method, realized gains and income from public securities of $9.1 million and $1.6 million from interest and other investment income and $21.2 million from the settlement of interest rate hedges. These increases were partially offset by a loss of $6.6 million from private securities under the equity method.

        Through 2008, DPL may be called upon to make additional investments in private equity funds if and as the funds make investments during their respective investment periods. At December 31, 2003, DPL could be required to invest up to an additional $319.3 million in existing limited partnership interests as compared to $399.8 million at December 31, 2002. Currently DPL is not subscribing to additional private equity funds. DPL currently funds these investments from the return of previously invested capital and gains, with the aggregate capital invested expected to remain at less than $1 billion. The certainty of future investment opportunities by the funds and investment in the funds, as well as the rate of return of invested capital and gains, if any, cannot be predicted. Investments by these investment firms are designed to be self-liquidating over time.

10
108 FERC ¶62,109.

11
This investment constitutes about 42% of DPL's consolidated retained earnings at that date.

        DPL does not own, through MVE or otherwise, 5% or more of the voting equity securities of any "public-utility company" as defined in the Act other than DP&L.12

        (c)    MacGregor Park, Inc. ("MPI")

        MPI is an Ohio corporation organized on May 1, 1986 that owns and manages a commercial office park in Dayton, Ohio. MPI is a wholly-owned subsidiary of DPL.

        (d)    Miami Valley Leasing, Inc. ("MVL")

        MVL is an Ohio corporation organized on May 1, 1986 that leases communications and other miscellaneous equipment and owns real estate in Greene and Montgomery Counties in Southwest Ohio. MVL has an 18% ownership interest in CTC of Dayton Partnership No. 1 ("CTC") (described below). MVL owns all of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH"), an Ohio corporation organized on November 14, 1996, that is currently inactive. MVL is a wholly-owned subsidiary of DPL.

        (e)    Miami Valley Resources, Inc. ("MVR")

        MVR is an Ohio corporation organized on May 1, 1986, is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of DPL.

        (f)    Miami Valley Lighting, LLC ("MVLT")

        MVLT is an Ohio limited liability company organized on June 30, 2001 and a wholly-owned subsidiary of DPL. MVLT provides leased street lightning services to approximately 160 governmental and 153 commercial and industrial customers in the DP&L service area. MVLT charges each customer a monthly fee for each leased light that includes maintenance and energy. Energy is purchased by MVLT from DP&L under DP&L's Energy-Only Streetlight Tariff. MVLT owns approximately 58,800 lights and 20,000 poles in the DP&L service area. MVLT is not regulated by the PUCO and is not a public-utility company within the meaning of the Act. It owns no facilities for the generation, transmission or distribution of electricity. It sells a combined street lighting service and does not separately sell electricity.

        (g)    Miami Valley Insurance Company ("MVIC")

        MVIC is a Vermont corporation organized on March 16, 1987, having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to DPL and its principal subsidiary, DP&L. MVIC is a wholly owned subsidiary of DPL.

        (h)    DPL Energy Resources, Inc. ("DPLER")

        DPLER is an Ohio corporation organized on November 7, 2000, that markets retail electric power in West Central Ohio. DPLER does not own any generation facilities. The electricity it sells is obtained from and distributed to the customers by DP&L. DPLER also has authority from FERC to make wholesale sales at market-based rates.

        In October 1999, legislation became effective in Ohio that gave electric utility customers a choice of energy providers beginning on January 1, 2001. Under this legislation, electric generation, power marketing, and power brokerage services supplied to retail customers in Ohio are deemed to be competitive and are not subject to supervision and regulation by the PUCO. Power marketers may sell to retail customers by registering as a competitive retail electric service ("CRES") provider. DPLER is DPL's affiliated CRES.

12
MVE's portfolio includes several very small (in each case less than 0.2% of total assets) limited partnership interests in energy companies, including warrants of Pacific Gas & Electric Company.

        As of September 30, 2004, DPLER had 1,127 customers all located in Ohio. DPLER had revenues for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 of $83 million and $94 million, respectively. DPLER's net loss for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 was $283,568 and $401,102, respectively. DPLER is a wholly owned subsidiary of DPL.

        (i)    Plaza Building, Inc. ("Plaza")

        Plaza is an Ohio corporation organized on November 30, 1999, is a wholly owned subsidiary of DPL. Plaza holds all of the issued and outstanding shares of MVE (which is described above). MVE holds all of the issued and outstanding shares of Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986. MVCTC leases an aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), an Ohio general partnership organized on September 30, 1981 having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377. CTC is a party to a partnership agreement, the purpose of which is to finance, purchase, lease and operate aircraft and provide air transportation services.

        (j)    DPL Capital Trust I ("Trust")

        Trust is a Delaware business trust organized on February 1, 2000, created to issue and sell mandatorily redeemable trust preferred securities. DPL holds all of the issued and outstanding securities of Trust. The preferred securities issued by Trust were redeemed in August of 2001.

        (k)    DPL Capital Trust II ("Trust II")

        Trust II is a Delaware business trust organized on August 23, 2001, was created to issue and sell mandatorily redeemable trust preferred securities. DPL holds all of the issued and outstanding securities of Trust II.

  C.
  Background and Requested Authority

        DPL is a "holding company" pursuant to Section 2(a)(7) of the Act by virtue of its ownership of all of the issued and outstanding common stock of DP&L, a public-utility company within the meaning of Section 2(a)(5)(A) of the Act. Historically, DPL has claimed exemption from all provisions of the Act and the Rules thereunder, except Section 9(a)(2) of the Act, pursuant to DPL's filings on Form U-3A-2. DPL made such filing for the fiscal year ended December 31, 2003 on February 27, 2004 in accordance with Rule 2. In its Form U-3A-2 filing DPL reported that it had made various out-of-state wholesale sales of electricity. As is fully described in Item 3. B of this Application, DPL applied incorrect criteria for determining what sales were intrastate and what sales were outside of Ohio and consequently grossly overstated the amount of business DP&L did outside of Ohio.

        On May 20, 2004, the Office of Public Utility Regulation of the Commission notified DPL that it was conducting an inquiry covering the exempt status of DPL under the Act and requested that DPL provide certain documents and information on a voluntary basis. DPL cooperated with this inquiry.

        This Application is made in response to a notification by the Commission dated October 8, 2004, pursuant to Rule 6 under the Act, stating "that a question exists as to whether DPL's exemption from [the Act] under section 3(a) may be detrimental to the public interest or the interest of investors or consumers." Pursuant to Rule 6, DPL's exemption under Rule 2 terminates thirty days after notification (i.e., on November 7, 2004), without prejudice to the right of DPL to file in the interim a formal application for an exemptive order pursuant to the applicable provisions of Section 3(a) of the Act, and without prejudice to any temporary exemption provided by the Act of the application is filed in good faith.

        DPL made its good faith filing by means of this Application within such 30 day period.

        In addition to the Commission's investigation regarding DPL's status under the Act, in 2004 DPL has been the subject of investigations by the Commission under the Securities and Exchange Act of 1934, the PUCO, the U.S. Attorney for the Southern District of Ohio and by the Internal Revenue Service. These investigations and related matters were initiated subsequent to disclosure of the Thobe Memorandum sent on March 10, 2004 to the Audit Committee of DPL's Board of Directors.

        The Thobe Memorandum expressed Mr. Thobe's "concerns, perspectives and viewpoints" regarding financial reporting and governance issues within DPL. The four general categories of issues identified by Mr. Thobe were: (i) "disclosure issues" concerning agreements with Valley Partners, Inc. (a company owned by Peter H. Forster, formerly DPL's Chairman, and Caroline E. Muhlenkamp, formerly DPL's Group Vice President and interim Chief Financial Officer), the reporting of executive perquisite compensation in DPL's proxy statement, segment reporting concerning DPL's subsidiary, MVE, and disclosure of Ms. Muhlenkamp's compensation; (ii) "internal control issues" including a lack of information regarding certain journal entries and a lack of supporting documentation for travel-related expenses of certain senior executives; (iii) "process issues," which include the processes relating to recent amendments to DPL's deferred compensation plans, the classification of Mr. Forster as an independent contractor, and untimely payroll processing; and (iv) "communication issues" relating to changes to the 2003 management bonus that were not communicated to the staff and "current practices and processes" that have created an unfavorable "tone at the top" environment.

        On March 15, 2004, the Audit Committee retained the law firm of Taft, Stettinius & Hollister LLP ("TS&H") to represent the Audit Committee in an independent review of each of the matters raised by the Thobe Memorandum. TS&H subsequently retained an accounting firm as a forensic accountant to assist in this review. On April 27, 2004, TS&H submitted a written report of its findings to the members of the Audit Committee (the "Report"). A copy of the Report is filed as an exhibit to DPL's 2003 Form 10-K filed herewith as Exhibit FS-1. TS&H stated in its Report that no person had indicated to it, nor had it uncovered in the course of its review, any uncorrected material inaccuracies in DPL's books and records. Further, TS&H reported that it had determined that some of Mr. Thobe's concerns were based on incomplete information or were matters of judgment. TS&H recommended improvements relating to disclosures, communication, access to information, internal controls and the culture of DPL in certain areas.

        Based on information received after issuing the Report, TS&H revised its analysis and prepared a supplement to the Report, dated May 15, 2004 (the "Supplement"). In the Supplement, TS&H addressed the information and documentation provided by senior management and incorporated the revised findings. A copy of the Supplement is also filed as an exhibit to DPL's 2003 Form 10-K.

        The Audit Committee considered the Report and Supplement at a meeting held on May 16, 2004. After its review and consideration, the Audit Committee recommended that the full Board of Directors accept the Report and the Supplement. At a meeting held on May 16, 2004, the Board of Directors accepted the Report and Supplement, including the findings and recommendations set forth therein. Also at the May 16, 2004 meeting, the Board accepted the resignations of Mr. Forster and Ms. Muhlenkamp from all positions with DPL and its affiliates and accepted the retirement of Mr. Koziar. The Board of Directors elected current directors Robert D. Biggs as Executive Chairman and W August Hillenbrand as Vice-Chairman. The Board of Directors also appointed DPLE President, James V. Mahoney, as President and Chief Executive Officer of DPL and DP&L and current Treasurer, Pamela Holdren, as interim Chief Financial Officer of DPL and DP&L.

        Pursuant to the recommendations set forth in the Report, DPL has disclosed in its 2003 Form 10-K the terms of certain agreements with Valley Partners, Inc., (the "Valley Partners Agreements"), which were terminated, as well as purported amendments to DPL's deferred compensation plans that were made in December 2003 and the resulting distributions of deferred compensation that were made to senior management in 2003. Further, DPL evaluated the financial reporting requirements under FASB Statement of Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" and concluded it was appropriate in 2003 to begin reporting its Financial Asset Portfolio as a separate business segment. DPL has reviewed the termination of the Valley Partners Agreements, the purported amendments to DPL's deferred compensation plans, and the December 2003 distributions, and has initiated legal proceedings challenging the propriety of those terminations and distributions and the validity of those amendments.

        The Audit Committee and DPL's senior management continue to evaluate the Report and Supplement, and are considering what additional action, if any, to take in response to the findings and recommendations therein.

        On or about June 24, 2004 the Commission commenced a formal investigation under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, into issues raised by the Thobe Memorandum. DPL is cooperating with the investigation.

        On April 7, 2004, DPL received notice that the staff of the PUCO is conducting an investigation into the financial condition of DP&L as a result of the issues raised by the Thobe Memorandum. On May 27, 2004, the PUCO ordered DP&L to file a plan of utility financial integrity that outlines the actions DPL has taken or will take to insulate DP&L utility operations and customers from its unregulated activities. DP&L must file this plan within 120 days of the filing of its 2003 Form 10-K. DPL and DP&L intend to comply with this order and to cooperate with the PUCO's continuing investigation.

        On May 20, 2004, the staff of the Commission notified DPL that it was conducting an inquiry covering the exempt status of DPL under the Act. The staff requested that DPL provide certain documents and information on a voluntary basis and DPL is cooperating with the inquiry.

        On May 28, 2004, the U.S. Attorney's Office for the Southern District of Ohio, assisted by the Federal Bureau of Investigation, notified DPL that it has initiated an inquiry involving subject matters covered by DPL's internal investigation. DPL is cooperating with this investigation.

        Commencing on or about June 24, 2004 the Internal Revenue Service ("IRS") has issued a series of data requests to DPL regarding issues raised in the Thobe Memorandum. The staff of the IRS has requested that DPL provide certain documents, including but not limited to, matters concerning executive/director deferred compensation plans, management stock incentive plans and MVE financial statements. DPL is cooperating with these requests.

        On November 5, 2004, DPL filed its 2003 Form 10-K and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, the filing of all of which had been delayed in connection with the forgoing investigations.

        As part of the Audit Committee's investigation and during the 2003 year-end financial closing process, DPL identified certain adjustments to prior period financial statements. As a result, DPL has restated its consolidated financial statements for the fiscal years ended December 31, 2001 and 2002, and for the quarters ended March 31, 2002 through September 30, 2003. The restatement also affected the average number of basic and diluted common shares outstanding by adding stock incentive units to the outstanding shares during those periods the stock incentive unit plan was considered an equity plan. This restatement increased net income by $3.8 million, or $0.03 per common share, to $91.1 million for 2002 and reduced net income by $1.1 million, or $0.04 per common share, to $196.8 million for 2001. The beginning balance in earnings reinvested in the business for 2001 was reduced by $13.8 million to $800.3 million. The impact to the previously reported unaudited results of the first three quarters of 2003 increased net income by $3.1 million to $164.0 million. DPL also adjusted its unaudited consolidated financial statement information for the fiscal year ended December 31, 2003 that was previously contained in the March 16, 2004 and February 10, 2004 Current Reports on Form 8-K, reducing net income by $4.4 million, or $0.04 per common share, to $148.5 million. All applicable financial information contained in the 2003 Form 10-K gives effect to these restatements. Accordingly, the financial statements for those fiscal periods described above that have been in DPL's prior SEC filings or in previous announcements should not be relied upon.

        On November 1, 2004, KPMG, DPL's current financial auditor, issued an unqualified opinion with respect to DPL's audited consolidated financial statements for the year ended December 31, 2003 filed as part of the 2003 Form 10-K.

        The current members of the Board of Directors of DPL and DP&L and senior management are set out in the following tables:

Directors and Executive Officers

Name	Age	Principal Occupation, Business Experience and Directorships
Robert D. Biggs	61	Director since 2004; Executive Chairman since May 16, 2004. Retired Managing Partner, PricewaterhouseCoopers, Indianapolis, Indiana since October 1999; Managing Partner, PricewaterhouseCoopers July 1992 to October 1999.
Paul R. Bishop	61
		Director since 2003; Chairman and Chief Executive Officer, H-P Products, Inc., Louisville, Ohio (manufacturer of central vacuum, VACUFLO, and fabricated tubing and fittings for industry) since 2001; President, H-P Products, Inc. from 1996 to 2001. Mr. Bishop is a Director of Hawk Corporation and is a member of Stark Development Board, Mt. Union College Board and Aultman Health Foundation.
James F. Dicke, II	58
		Director since 1990; Chairman and Chief Executive Officer, Crown Equipment Corporation, New Bremen, Ohio (international manufacturer and distributor of electric lift trucks and material handling products) since 2002; President, Crown Equipment Corporation from 1980 to 2002. Mr. Dicke is a Director of Gulf States Paper Co. and a Trustee of Trinity University. Mr. Dicke also is a Commissioner of the Smithsonian American Art Museum.
Ernie Green	65
		Director since 1991; President and Chief Executive Officer, Ernie Green Industries, Dayton, Ohio (automotive components manufacturer) since 1981. Mr. Green is a Director of Pitney Bowes Inc. and Eaton Corp.
Jane G. Haley	73
		Director since 1978; Chairman, President and Chief Executive Officer, Gosiger, Inc., Dayton, Ohio (national importer and distributor of machine tools) since 1972. Mrs. Haley is a Director of The Ultra-Met Company, ONA America and American Machine Tool Distributors' Association and is a Trustee of The University of Dayton and Chaminade-Julienne High School.

Glenn E. Harder	53
		Director since 2004; President, GEH Advisory Services, LLC since October 2002; Executive Vice President and CFO, Coventor, Inc. from May 2000 to October 2002; Executive Vice President and CFO, Carolina Power & Light Company from August 1995 to March 2000. Mr. Harder is the Executive Leader, Business Services of Baptist State Convention of North Carolina since February 2004.
W August Hillenbrand	63
		Director since 1992; Vice-Chairman since May 16, 2004. Principal, Hillenbrand Capital Partners and Retired President and Chief Executive Officer, Hillenbrand Industries, Batesville, Indiana (a diversified public holding company that manufactures caskets, hospital furniture, hospital supplies and provides funeral planning services) since 2001; Chief Executive Officer, Hillenbrand Industries from 1999 to 2000. Mr. Hillenbrand is a Director of Hillenbrand Industries and Pella Corporation and is a Trustee of Batesville Girl Scouts and Trustee Emeritus of Denison University.
Lester L. Lyles, General, USAF (Ret.)	58
		Director since 2004; Commander Air Force Materiel Command from April 2000 to August 2003; The 27th Vice Chief of Staff of the United States Air Force from 1999 to 2000. General Lyles is a Trustee of Wright State University, a Director and member of the Audit Committee of General Dynamics Corp., and a Director of MTC Technologies. He is also a member of the President's Commission on U.S. Space Policy.

James V. Mahoney	59
		Director since 2004; President and Chief Executive Officer of DPL Inc. and DP&L since May 16, 2004; President, DPL Energy LLC, a wholly-owned subsidiary responsible for wholesale and retail energy sales and marketing since 2003; President, Energy Market Solutions, an energy consulting firm from August 2002 to January 2003; President and Chief Executive Officer, EarthFirst Technologies, Incorporated, a company that licenses evolving technologies for environmental and alternate energy solutions from August 2001 to August 2002; Senior Vice President, PG&E National Energy Group, a wholesale power supplier from May 1999 to July 2001; Senior Vice President, U.S. Generating Company from March 1998 to May 1999. Mr. Mahoney serves on the Rebuilding Together Dayton Board and is the Vice Chair of the 2004 Fund Campaign for Culture Works. Mr. Mahoney joined DPL in 2003.
Ned J. Sifferlen, PhD	63
		Director since 2004; President Emeritus, Sinclair Community College from September 2003 to present; President, Sinclair Community College from September 1997 to August 2003. Dr. Sifferlen is Chairman of the Board of Directors of Good Samaritan Hospital and is a Director on the Board for both Premier Health Partners and Think TV Public Television.

Executive Officers who are not Directors

Name	Age	Position, Principal Occupation, Business Experience and Directorships
Miggie E. Cramblit	49	Vice President and General Counsel, DPL Inc. and DP&L since June 2003; Counsel and Corporate Secretary, Greater Minnesota Synergy from October 2001 to June 2003; Chief Operating Officer, Family Financial Strategies from June 1999 to May 2001; Vice President and General Counsel, Reliant Energy/Minnegasco from December 1990 to May 1999. Ms. Cramblit joined DPL in 2003.

Pamela Holdren	42
		Interim Chief Financial Officer since May 16, 2004; Treasurer, DPL Inc. and DP&L since June 2003; Controller, MVE, Inc. from January 2002 to June 2003; Manager, Financial Planning, DPL Inc. and DP&L from August 2001 to January 2002; Group Controller, DPL Inc. and DP&L from January 2000 to August 2001; Group Controller, Giddings & Lewis from November 1997 to November 1999. Ms. Holdren joined DPL in 2000.
Arthur G. Meyer	54	Vice President and Corporate Secretary, DPL Inc. and DP&L since August 2002; Vice President, Legal and Corporate Affairs, DP&L from November 1997 to August 2002. Mr. Meyer joined DPL in 1992.
Gary Stephenson	39
		Vice President, Commercial Operations of DPL Inc. and DP&L since September 17, 2004; Vice President, Commercial Operations, InterGen from April 2002 to September 2004; Vice President, Portfolio Management, PG&E National Energy Group (successor to PG&E Energy Trading) from January 2000 to April 2002; Director, Portfolio Management, PG&E Energy Trading from January 1998 to December 1999.
Patricia K. Swanke	45
		Vice President, Operations, DP&L since September 1999 currently responsible for electric transmission and distribution operations; Managing Director, DP&L from September 1996 to September 1999. Ms. Swanke serves on various community boards including the Dayton Arts Center Foundation Board, the Board of the K12 Gallery for Youth and the Dayton Mayor's Commission on Adult Literacy. Ms. Swanke joined DPL in 1990.

16

Daniel L. Thobe	53
		Corporate Controller of DPL Inc. and DP&L since July 21, 2003, Vice President, Financial Services, Moto Franchise Corporation from February 2003 to July 2003 (successor to Moto Photo, Inc.); Corporate Controller, Moto Photo, Inc. from June 2000 to February 2003; Vice President, Controller and Chief Accounting Officer, Roberds, Inc. from November 1999 to June 2000; Vice President, Corporate Controller, Breuners Home Furnishings Corporation from June 1997 to November 1999. Mr. Thobe joined DPL in 2003.
W. Steven Wolff	50
		President, Power Production, DPL Inc. and DP&L since 2003; Vice President, Power Production, DPL Inc. and DP&L from August 2002 to January 2003; Director, Power Production, DP&L from January 2002 to August 2002; Manager, O.H. Hutchings Station, DP&L from August 2001 to January 2002; Captain, US Navy from January 1998 to August 2001. Mr. Wolff is a board member of the Ohio Valley Electric Corporation, Manufacturer's Business Utility, University of Dayton Corporate Executive Council and Victoria Theatre Association. Mr. Wolff joined DPL in 2001.

        In light of the forgoing and as shown in more detail in the statement in support of DPL's request set forth in Item 3. below, DPL is entitled to the exemption afforded by Section 3(a)(1) of the Act and therefore respectfully requests that the Commission issue an order exempting DPL and its Subsidiaries as such from all provisions of the Act and the Rules thereunder, except Section 9(a)(2).

ITEM 2. FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses incurred or to be incurred in connection with this Application by DPL are estimated at approximately $40,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

        Section 3(a) of the Act is applicable to DPL's request for an exemption from all provisions of the Act except Section 9(a)(2).

  A.
  Section 3(a)(1)

        Section 3(a)(1) of the Act provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt from registration any holding company and every subsidiary thereof if:

    [s]uch holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially

17

    in a single state in which such holding company and every such subsidiary company thereof are organized.

  B.
  DPL and DP&L are "predominantly intrastate and carry on their business substantially" in Ohio

        DPL is a holding company incorporated in Ohio, the same state in which its sole public utility subsidiary, DP&L, is incorporated and in which DP&L conducts substantially all of its public utility operations.13 DPL has no other "public-utility company" subsidiaries within the meaning of the Act. Accordingly, if DP&L is "predominantly intrastate" and operates "substantially" within Ohio, then DPL clearly satisfies the objective requirements of Section 3(a)(1).

        As described in detail in Item 1 hereof:

  •
  100% of DP&L's retail electric customers are in Ohio

  •
  100% of DP&L's electric distribution plant is located in Ohio

  •
  94% of DP&L's utility generating capacity is located in Ohio

  •
  100% of DP&L's transmission facilities are located in Ohio

  •
  99.7% of DP&L's wholesale electricity sales revenue is derived from sales in Ohio (based on the highest percentage of out-of-state sales as shown below in the table "DP&L Out-of-State Activities").

        To determine whether a utility is predominately intrastate in character and operates substantially in a single state, the Commission evaluates a variety of quantifiable factors in order to compare a company's out-of-state presence with its in-state presence. Some of the most common indicia considered include gross operating revenues, net operating revenues, utility operating income, net utility income, and net utility plant.14 Among these indicia, the Commission has "generally assigned the most weight to a comparison of gross utility operating revenues as a measure of the relative size of in-state and out-of-state utility operations."15 The Commission has traditionally looked at the most recent three-year average when evaluating the percent of revenue generated from interstate sales.16

        DP&L's retail sales are made in 100% in Ohio. Virtually all of wholesale sales made by DP&L—99.7%—also take place with a delivery point ("Delivery Point") in Ohio. Only an insignificant amount (0.3% of consolidated utility gross operating revenues) of such wholesale sales have a Delivery Point outside of Ohio.

13
Consistent with Commission precedent, the interstate character of DPL's Non-Utility Subsidiaries should not be considered in determining whether DPL is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (n. 19) (1950).

14
See, e.g., Enron Corp., Holding Co. Act Release No. 27782 (Dec. 29, 2003); C&T Enterprises, Inc., Holding Company Act Release No. 27590 (Oct. 31, 2002), 78 SEC Docket 2582, 2592; NIPSCO, Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) (the "NIPSCO Order") (and cases cited therein).

15
See Enron Corp, Holding Co. Act Release No. 27782 (Dec. 29, 2003).

See, e.g., NIPSCO, 53 S.E.C. at 1325; but see C&T Enterprises, 78 SEC Docket at 2592 n.7 (noting that, while the Commission has traditionally used the most recent three year period in evaluating out-of-state revenues, a 3.5 year average was used in order to demonstrate that the loss in operating margin—sometimes referred to as net operating revenue and defined as gross operating revenues less the cost of gas and cost of fuel for electric generation—that occurred in the last full year for which records were available had not continued).

18

        Wholesale sales of electricity made by DPL's non-regulated EWG and energy marketing company, DPLE, are excluded from the calculation of DPL's total utility revenues and the percentage of such revenues derived from sales outside of Ohio, because DPLE is not a "public-utility company" under the Act. Consequently, the location of DPLE's sales—inside or outside of Ohio—is not relevant to whether DPL and DP&L operate predominantly in Ohio within the meaning of Section 3(a)(1).17

        The Commission has made it clear that the state in which the sale of electricity takes place determines the source of utility revenues. If a sale occurs within the state in question or along that state's borders, it is an intrastate transaction for purposes of Section 3(a)(1).18

        DP&L makes substantially all of its wholesale sales pursuant to standard written agreements pursuant to its FERC filed market based rate tariff. For sales made pursuant to the agreements or tariff, a Delivery Point is established where title to the electricity being sold changes hands from DP&L to the buyer. The statistics given in this Application regarding the place of sale of wholesale sales are based on the Delivery Point specified in these agreements. In certain previous reports made by DPL, wholesale sales to customers with a place of business outside of Ohio were classified as "out-of-state" sales even if the Delivery Point of the transaction was within Ohio. As discussed herein, such classification was incorrect under the Act and consequently had the effect of grossly overstating the amount of business DP&L did outside of Ohio. After careful review of all of its records, DPL has determined that only rarely does DP&L engage in a wholesale sale where the Delivery Point is outside of Ohio. DP&L has numerous interconnections with other utilities in Ohio. These in-Ohio interconnections are the Delivery Point for the vast majority of DP&L's sales of wholesale energy to third parties.

        The statistics given in this Application regarding wholesale sales all reflect business activities occurring before DP&L became a member of PJM on October 1, 2004. Participation in PJM will not change the manner in which DP&L determines "in-state" versus "out-of-state" wholesale sales in any degree material to the analysis under the Act. Subsequent to October 1, 2004, under "bi-lateral" agreements between DP&L and its wholesale customers for energy and capacity, the parties will still designate a Delivery Point which DP&L expects will, in substantially all cases, be within Ohio. As a member of PJM, DP&L may elect to take advantage of the "day ahead" and "hourly" markets conducted by PJM. Under these markets, generators may bid to supply generation that is required by load serving entities within PJM. Under PJM's standard tariffs and applicable agreements, any wholesale sales made by DP&L in these markets are deemed to occur at the generator bus bar. The purchaser is responsible for arranging for transmission to move the electricity purchased by it at the generating station to the location where it will be used. Since substantially all of DP&L's generation is located in Ohio, participation by DP&L in the day ahead and hourly markets will largely produce intrastate sales of electricity.19

To date, all of DPLE's output has been sold by it to DP&L. DP&L uses such output to (i) satisfy its direct retail obligations (ii) provide service to DPLER or (iii) make wholesale sales to unrelated third-party customers. All such wholesale sales are included in DP&L's utility revenues and thus if any of such sales are deemed to occur outside of Ohio such sales are taken into account in calculating the percentages of out-of-state sales disclosed herein.

Enron Corp, Holding Co. Act Release No. 27782 (Dec. 29, 2003) at note 18, citing NIPSCO Indus., Inc., 53 S.E.C. 1296, 1324 (1999) (stating that wholesale sales that take place in a state or at the state border constitute operations within that state); Consolidated Edison, Holding Company Act Release No. 27021 (May 13, 1999), 69 SEC Docket 2321, 2333 (same).

19
As noted, only East Bend Unit 2 (with DP&L's percentage capacity of 186 MW) representing only 5.7% of DP&L's capacity is located outside of Ohio and notwithstanding that location DP&L is considered to receive that power in Ohio when delivered over the transmission line owned by a subsidiary of Cinergy. DP&L may also sell output from DPLE's Montpelier Units 1-4 (with capacity of 200 MW) located in Montpelier, Indiana. All of DPLE's other stations are in Ohio.

        In the NIPSCO Order, the Commission found the "predominantly and substantially" standard satisfied where the out-of-state utility operations represented no more than the following percentage of total utility operations:

NIPSCO Range of Values
Gross Operating Revenues	19.2-19.8%
Utility Operating Income	8.7-11.1%
Net Utility Income	4.4-8.1%
Net Utility Plant	13.1-13.7%

        As shown below, the contribution of gross operating revenues, net operating revenues and utility operating income from out-of-state operations of DP&L are well below the levels approved in NIPSCO and are therefore consistent with the language of the statute underlying the exemption.20

        The following percentages of DPL's consolidated gross utility operating revenues, utility operating income, net utility income and net utility plant for the years ending December 31, 2002 and December 31, 2003 and for the six-month period ending June 30, 2004 are attributable to electric sales made by DP&L outside the State of Ohio (or, in the case of net utility plant, the percentage of DP&L generation located outside of Ohio):21

DP&L Out-of-State Activities

	Year Ended December 31,		Six-Months Ended June 30,
Measurement
	2002	2003	2004
Gross Utility Operating Revenues	0.1%	0.3%	0.3%
Utility Operating Income	0.2%	0.9%	0.9%
Net Utility Income	0.4%	1.4%	1.7%
Net Utility Plant	3.93%	3.50%	3.39%
Kilowatt Hour Sales	0.0002%	0.0005%	0.0005%
  C.
  The requested exemption will not be detrimental to the public interest or the interest of investors or consumers

        Notwithstanding an applicant's compliance with the objective requirements for exemption, the Commission can deny or condition an exemption "insofar as [the Commission] finds the exemption detrimental to the public interest of investors or consumers." In assessing this standard, the Commission has traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when state control is adequate.22 As the Commission observed in Houston Natural Gas:23

20
Under the language of the statute, the "predominantly and substantially" test must be applied both, on a consolidated basis, to the holding company and, on a corporate basis, to each material utility subsidiary. However, this distinction is irrelevant if, as in the current case, the holding company system (i.e., DPL) consists only of one utility subsidiary (i.e., DP&L).

21
Consolidated gross utility operating revenues, utility operating income, net utility income and net utility plant exclude revenues attributable to DPLE. In DPL's public financial reporting, the operations of DPLE are included as part of its operating revenues.

22
See, e.g., KU Energy Corp, Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25409 (Sept. 18, 1990).

23
Houston Natural Gas Corporation, Holding Co. Act Release No. 1184 (Aug. 1, 1938), petition for review dismissed, 100 F.2d 5 (4th Cir. 1938).

    A holding company which is organized in the same state as its operating subsidiaries presents holding-company problems largely within the confines of a single state and is therefore the concern of, and can be effectively controlled by, that state. But the likelihood of effective state control does not exist where the holding company is organized in a state other than that in which its subsidiaries are organized. Experience has shown that where the principal interests and activities of a holding company are in states other than that of its organization, the latter state seldom has a sufficient interest in the activities of the holding company to assure adequate regulation of its activities. On the other hand, effective regulation of the activities of a foreign holding company by states in which the utility companies operate is virtually impossible because of the legal and practical difficulties in the way of regulation of a foreign company. It is plain, therefore, that Congress directed the exemption under Section 3(a)(1) solely to holding companies organized in the same state as its subsidiaries; it purposely withheld that exemption from holding companies which control operating utilities in states other than its domicile, such as applicant, in order to assure necessary regulation not otherwise forthcoming. (Citations omitted.)

        DPL notes that it does not represent the kind of holding company whose operations Congress intended to burden when enacting the Act. The Act was enacted in substantial part because the State governments were perceived to lack sufficient authority to protect American investors and consumers from the abusive practices of complex public-utility holding company systems. Such practices, identified in Section 1(b) of the Act, included the issuance of securities based on fictitious or unsound asset values, excessive leveraging, cross-subsidization of affiliates, pyramiding of voting control, and the growth and extension of holding companies bearing no relation to economic management and operation or the integration and coordination of related operating properties. DPL does not present the potential for any such practices. DPL and DP&L, the only utility subsidiary of DPL, are both organized in Ohio. DP&L conducts 100% of its utility business in Ohio, with the exception of a small amount of jointly-owned generating facilities and the small amount of wholesale sales of electricity outside of Ohio as described above. DP&L is closely regulated by PUCO, which regulation extends to, among other things, sales to retail customers. DP&L's wholesale electric rates to municipal corporations and other distributors of electric energy are subject to regulation by the FERC under the Federal Power Act.

        (a)    Effective State Regulation

        PUCO has the ability to effectively regulate the operations of DP&L. The scope of the PUCO's authority is summarized above. As noted above, PUCO is conducting an investigation into the financial condition of DP&L as a result of the issues raised by the Thobe Memorandum. PUCO ordered DP&L to file a "financial protection plan" that outlines the actions DPL has taken or will take to insulate DP&L utility operations and customers from its unregulated activities. DP&L must file this plan within 120 days of the filing of its 2003 Form 10-K. DPL and DP&L intend to comply with this order and to cooperate with the PUCO's continuing investigation. DP&L has met with the Staff of the PUCO. In addition, DPL has been working on the financial protection plan and expects to file the plan shortly after the filing of its 2003 Form 10-K. The PUCO has suggested that it would like to act quickly to review to the plan.

        Effective and adequate regulation by PUCO ensures that the requested exemption will not be detrimental to the public interest or the interest of consumers. The public interest and the interest of consumers is further ensured by the Commission under its authority pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934, as shown by the above referenced investigations, without the need for additional regulation by the Commission under the Act.

        (b)    Financial Condition

(1)    Capital Structure

        DPL is fundamentally a financially sound company notwithstanding the fact that DPL's unsecured debt ratings have recently been downgraded to below investment grade. Concerns raised by rating agencies in connection with the downgradings included weak corporate governance, the illiquid nature of DPL's investment portfolio, delays in filing the 2003 Form 10-K accompanied by the ongoing review related to the Thobe Memorandum and concerns regarding DPL's liquidity and ability to satisfy debt obligations.

        DPL has made substantial progress in addressing these concerns. DPL and DP&L have made the necessary filings of their reports under the Securities Exchange Act of 1934 and defaults under their various borrowing arrangements caused by the filing delay have been cured. As noted below, DPL and DP&L currently have sufficient liquidity to conduct their businesses. DPL has instituted a number of management changes and has appointed several new members to the DPL and DP&L Board of Directors. Issues raised in the Thobe Memorandum are being addressed.

        The utility, DP&L, continues to enjoy investment grade ratings and the corresponding ability to access the capital markets on reasonable terms to meet its capital needs. Over the next four years, DP&L is projecting to spend $500 million in capital projects, approximately half of which is to meet changing environmental standards. DP&L's ability to complete its capital projects and the reliability of future service will be affected by its financial condition, the availability of internal and external funds at reasonable cost, and adequate and timely return on these capital investments. DP&L expects to finance its construction additions over the next few years with internally-generated funds.

        The DPL system's ratings as of November 1, 2004 from Standard & Poor's, Moody's and Fitch are as follows:

Company and type of rating	S&P	Moody's	Fitch
DPL
Senior unsecured	BB-	Ba3	BB
DP&L
Senior secured	BBB-	Baa3	BBB

        At June 30, 2004, DPL's consolidated common equity as a percentage of consolidated capitalization exceeded 30%. At December 31, 2003 the percentage was 26.60%. Details regarding DPL's consolidated capitalization are shown in the following table:

CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)

	Consolidated Capitalization As of
	December 31, 2003		June 30, 2004
	Amount	Capital Structure Percentage	Amount	Capital Structure Percentage
Common Equity	$902	26.60%	$1,003	31.73%
Preferred Stock	23	0.68%	23	0.73%
Long-Term Debt	1,955	57.65%	2,123	67.16%
Current portion—Long-Term Debt	511	15.07%	12	0.38%
Short-Term Debt	—	—	—	—
Total Capital Structure	$3,391	100.00%	$3,161	100.00%

        DP&L has a strong capital structure. At December 31, 2003 and June 30, 2004, DP&L's consolidated common equity as a percentage of its consolidated capitalization was 61.65% and 60.70%, respectively. Details regarding DP&L's consolidated capitalization are shown in the following table:

DP&L CAPITAL STRUCTURE
(Dollars in Millions)

	Consolidated Capitalization As of
	December 31, 2003		June 30, 2004
	Amount	Capital Structure Percentage	Amount	Capital Structure Percentage
Common Equity	$1,141	61.61%	$1,097	60.67%
Preferred Stock	23	1.24%	23	1.27%
Long-Term Debt	687	37.10%	687	38.00%
Current portion—Long-Term Debt	1	0.05%	1	0.05%
Short-Term Debt	—	—	—	—
Total Capital Structure	$1,852	100.00%	$1,808	100.00%

        On March 13, 2000, Dayton Ventures, Inc. and Dayton Ventures LLC, affiliates of Kohlberg Kravis Roberts & Co. LLC ("KKR"), purchased a combination of trust preferred securities issued by a trust established by DPL, voting preferred shares of DPL and warrants to purchase common shares of DPL for an aggregate of $550 million. The trust preferred securities were redeemed at par in 2001 with proceeds of a new issuance of trust preferred securities and DPL Senior Notes. The 6.6 million Series B voting preferred shares have voting power not exceeding 4.9% of the total outstanding voting power of DPL's voting securities and were purchased by Dayton Ventures LLC for an aggregate purchase price of $68,000. The warrants to purchase 31.6 million common shares (representing approximately 19.9% of the common shares then outstanding) have a term of 12 years, an exercise price of $21 per share, and were purchased by Dayton Ventures LLC for an aggregate purchase price of $50 million. DPL has agreed to pay KKR an annual management, consulting and financial services fee of $1.0 million. The agreement also states that DPL will provide KKR with an opportunity to provide investment banking services on such terms as the parties may agree and at such time as any such services may be required. DPL has agreed to reimburse KKR and their affiliates all reasonable expenses incurred in connection with the services provided under this agreement, including travel expenses and expenses of its counsel. At December 31, 2003, DPL had paid KKR the annual $1.0 million management, consulting and financial services fee, paid $2.0 million in fees relating to managing KKR-sponsored investment funds, and subscribed to invest up to $190 million over time in KKR-sponsored investment funds on customary terms.

        The Securityholders and Registration Rights Agreement among DPL, TRUST, Dayton Ventures LLC and Dayton Ventures, Inc. gives affiliates of KKR the right to designate one person for election to, and one person to attend as a non-voting observer at all meetings of, the DPL and DP&L Boards of Directors for as long as Dayton Ventures LLC and its affiliates continue to beneficially own at least 12.64 million common shares of DPL, including shares issuable upon exercise of warrants. Scott M. Stuart, a director during fiscal 2003, and George R. Roberts, a non-voting observer, were the KKR designees in 2003 pursuant to this agreement. Mr. Stuart resigned from the Board and Mr. Roberts ceased to be a non-voting observer of the Board as of April 2004. KKR has not designated any replacements for Messrs. Stuart and Roberts and has not indicated any intention to name any such replacements at this time.

(2)    Dividends

        DPL made aggregate dividend payments of approximately $112.0 million, $111.8 million, $112.1 million and $28.7 million during the years ending December 31, 2001, 2002, 2003 and the nine-month period ending September 30, 2004, respectively. On April 30, 2004, DPL announced that it suspended its quarterly dividend payments. With the filing of its 2003 Form 10-K, DPL intends to resume its regular quarterly dividends, including payments normally made in June and September but delayed pending the filing of the reports with the Commission, as and when such dividends are declared by the Board of Directors.

        DP&L made aggregate dividend payments of $82.4 million, $204.5 million, $298.7 million and $150 during the years ending December 31, 2001, 2002, 2003 and the nine-month period ending September 30, 2004, respectively. In addition, DP&L made regular quarterly dividend payments in the amount of $0.9375 per share on its 3.75% Series A, Cumulative Preferred Stock and its 3.75% Series B, Cumulative Preferred Stock, and in the amount of $0.975 on its 3.90% Series C, Cumulative Preferred Stock. The increased dividend payments on common stock by DP&L in 2002 and 2003 were primarily the result of distributing to its parent the proceeds of the sale of DP&L's gas distribution business in 2002 and the settlement of interest rate hedges in 2003. As shown by DP&L's high percentage of common equity in its capital structure (61% at June 30, 2004), the payment of dividends by DP&L to its parent has not jeopardized its financial strength. As noted elsewhere in this Application, such dividend payments have not impaired DP&L's liquidity, access to capital markets or ability to make necessary capital expenditures.

        As long as any DP&L preferred stock is outstanding, DP&L's Amended Articles of Incorporation contain provisions restricting the payment of cash dividends on any of its common stock if, after giving effect to such dividend, the aggregate of all such dividends distributed subsequent to December 31, 1946 exceeds the net income of DP&L available for dividends on its Common Stock subsequent to December 31, 1946, plus $1.2 million. As of year-end, all earnings reinvested in the business of DP&L were available for Common Stock dividends.

        (3)    Liquidity

        On December 31, 2003, DPL's cash and temporary cash investments totaled $338 million. In March 2004, DPL issued $175 million unsecured 8% series Senior Notes. DPL used $500 million of cash to retire the 6.82% series Senior Notes due April 6, 2004. On May 7, 2004, DPL paid $70.0 million in accordance with the terms of a shareholder litigation settlement. As of August 31, 2004, following the debt retirement and litigation settlement, DPL's cash and temporary cash investments were $197 million and its public securities were $78 million.

        DPL had a $150 million term loan agreement, which was to expire in 2006, with a consortium of banks. The proceeds from this loan were to be used to provide partial funding for the redemption of the 6.82% series Senior Notes due 2004, if needed. At December 31, 2003, DPL had no outstanding borrowings under this agreement and this facility was not used to provide partial funding of the retirement of the 6.82% series Senior Notes. In May 2004, DPL elected to terminate the term loan agreement.

        DP&L had $150 million available through an unsecured revolving credit agreement with a consortium of banks that was scheduled to expire on December 10, 2004. At December 31, 2003, there were no borrowings outstanding under this credit agreement. In June 2004, DP&L replaced this facility with a $100 million, 364 day unsecured credit facility. The new agreement, which expires on May 31, 2005, provides credit support for DP&L's business requirements and commercial paper program during this period and may be increased to up to $150 million. The facility contains two financial covenants including maximum debt to total capitalization, and minimum earnings before interest and taxes to total interest expense. These covenants are currently met. DP&L currently has no outstanding borrowings under this credit facility and no outstanding commercial paper balances. Fees associated with this credit facility are approximately $0.6 million per year. Changes in debt ratings, however, may affect the applicable interest rate for DP&L's revolving credit agreement. A one-step increase in DP&L's credit rating reduces the facility's interest rate by 0.38% and a one-step decrease in credit rating increases the facility's interest rate by 0.38%. DP&L's ability to use this revolving credit agreement is subject to the PUCO's annual approval which is set to expire on November 5, 2004. DP&L has filed an application to secure the PUCO's continued authorization and that application is pending.

        In February 2004, DP&L entered into a $20 million Master Letter of Credit Agreement with a financial lending institution. This agreement, which expires in February 2005, supports performance assurance needs in the ordinary course of business. As of June 30, 2004, DP&L had seven outstanding letters of credit totaling $10.0 million.

* * * * *

        For the forgoing reasons, DPL respectfully requests that the Commission find that the exemption of DPL under Section 3(a)(1) of the Act will not be detrimental to the public interest or the interest of investors or consumers and issue an order approving its request for an exemption from all provisions under the Act and the Rules thereunder, except for Section 9(a)(2) under the Act.

ITEM 4. REGULATORY APPROVALS

        No state commission and no federal commission, other than this Commission, has jurisdiction over the requested exemption.

ITEM 5. PROCEDURE

        Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order granting the application as soon after the conclusion of the notice period as is practicable.

        There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

Exhibit No.	Description of Document
G	Form of Notice

        Financial Statements

Exhibit No.	Description of Document
FS-1	Consolidated Balance Sheet of DPL as of December 31, 2003 (incorporated by reference to DPL's 2003 Form 10-K, File No. 1-09052)
FS-2	Consolidated Statement of Income of DPL for the year ended December 31, 2003 (incorporated by reference to DPL's 2003 Form 10-K, File No. 1-09052)
FS-3	Consolidated Balance Sheet of DPL as of June 30, 2004 (incorporated by reference to DPL's Form 10-Q for the period ending June 30, 2004, File No. 1-09052)
FS-4	Consolidated Statement of Income of DPL as of June 30, 2004 (incorporated by reference to DPL's Form 10-Q for the period ending June 30, 2004, File No. 1-09052)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed request neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, applicant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

        Date: November 5, 2004

DPL Inc.
By:	/s/ JAMES V. MAHONEY James V. Mahoney President and Chief Executive Officer